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                                                                   EXHIBIT 99.5





The information provided by Smith Travel Research is based upon independent surveys and research from sources considered reliable. This information is in no way to be construed as a recommendation by Smith Travel Research of any industry standard.

We hereby consent to the use by Strategic Hotel Capital, Inc. ("SHCI") of our name and the inclusion of the data to which we are cited as the source under the heading "Our Business" in the Registration Statement on Form S-11 (File No. 333-112846), with which this consent is filed, and any future amendments relating to the S-11 or other filings of SHCI with the Securities and Exchange Commission.



Smith Travel Research

/s/ Brad Garner
---------------
Name:  Brad Garner
Title: Director Client Services

March 31, 2004